VOTE ON INTERNET

Go to http://www.vstocktransfer.com/proxy

Click on Proxy Voter Login and log-on using the below control number. Voting will be open until 11:59 p.m. (Eastern Time) on July 20, 2026.

CONTROL #

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the envelope we have provided.

VOTE IN PERSON

If you would like to vote in person, please attend the Extraordinary General Meeting to be held immediately following the Class B Meeting. The EGM will be held at our office at Suite 5A, 15/F, Sino Plaza, 255-257 Gloucester Road, Hong Kong.

* SPECIMEN *
1 MAIN STREET
ANYWHERE PA 99999-9999

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

Extraordinary General Meeting Proxy Card - Magic Empire Global Limited

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ALL LISTED PROPOSALS.

Proposal 1: By a resolution of members that the authorized shares of the Company be and is hereby increased from a maximum of 600,000,000 shares of no par value each divided into (i) 280,000,000 Class A Ordinary Shares of no par value each; (ii) 20,000,000 Class B Ordinary Shares of no par value each and (iii) 300,000,000 Non-voting Ordinary Shares of no par value each to a maximum of 5,000,000,000 shares of no par value each divided into (i) 2,333,333,333 Class A Ordinary Shares of no par value each; (ii) 166,666,667 Class B Ordinary Shares of no par value each and (iii) 2,500,000,000 Non-voting Ordinary Shares of no par value each by the creation of an aggregate of 4,400,000,000 shares of no par value each consisting of 2,053,333,333 Class A Ordinary Shares, 146,666,667 Class B Ordinary Shares and 2,200,000,000 Non-voting Ordinary Shares (the "Increase of Authorised Shares").

☐ FOR ☐ AGAINST ☐ ABSTAIN

Proposal 2: By a resolution of members that the rights of the Class B Ordinary Shares be varied such that each Class B Ordinary Share shall confer upon a member the right to one hundred (100) votes; and each Class A Ordinary Share shall continue to confer upon a member the right to one (1) vote and the Non-voting Ordinary Shares shall continue to confer no voting right to the holders thereof.

☐ FOR ☐ AGAINST ☐ ABSTAIN

Proposal 3: By a resolution of members that, subject to and conditional upon the approval for the Increase of Authorised Shares and the Variation of Class B Ordinary Shares Rights (including approval by holders of Class B Ordinary Shares) above, the fourth amended and restated memorandum and articles of association of the Company (the "Amended M&A") as set forth in Appendix A be and hereby is approved and adopted, in substitution for, and to the exclusion of, the existing third amended and restated memorandum and articles of association of the Company.

☐ FOR ☐ AGAINST ☐ ABSTAIN

Proposal 4: By a resolution of members that, subject to and conditional upon the approval for the Increase of Authorised Shares, the Variation of Class B Ordinary Shares Rights (including approval by holders of Class B Ordinary Shares) and the adoption of the Amended M&A above, any one or more of the directors (the "Directors") and officers of the Company be and is hereby authorized to do all such acts and things and execute and deliver all such documents, which are ancillary to the Increase of Authorised Shares, the Variation of Class B Ordinary Shares Rights and the adoption of the Amended M&A, including but not limited to, making any relevant registrations and filings with any authorities in accordance with the applicable laws, rules and regulations, as any of them considers necessary, desirable or expedient to give effect to the foregoing resolutions; the registered agent of the Company be instructed to make all necessary filings with the Registrar of Corporate Affairs in the British Virgin Islands in connection with the Increase of Authorised Shares, the Variation of Class B Ordinary Shares Rights and the adoption of the Amended M&A, and the passing of the foregoing resolutions of members; and (if necessary) the Company's transfer agent be instructed to update the shareholder lists of the Company and that upon the surrender to the Company of the existing share certificates (if any) that they be cancelled and that any Director be instructed to prepare, sign, seal and deliver on behalf of the Company new share certificates accordingly.

☐ FOR ☐ AGAINST ☐ ABSTAIN

Proposal 5: By resolutions of members that: (i) one or more consolidations of the Company's issued and unissued Class A Ordinary Shares, Class B Ordinary Shares and Non-voting Ordinary Shares, each of no par value (each a "Share Consolidation", collectively, the "Share Consolidations") at a ratio and from an effective date that may be determined by the Board in its absolute discretion within two (2) years after the date of passing of these resolutions of members with such consolidated Class A Ordinary Shares, Class B Ordinary Shares and Non-voting Ordinary Shares being subject to the rights and obligations as set out in the then effective memorandum and articles of association of the Company be and is hereby approved and authorized, provided that the accumulative consolidation ratio for all such share consolidation(s) shall be no greater than 2,000-for-1 (the "Range"); (ii) any fractional shares resulting from the Share Consolidation(s) be rounded up to the nearest whole share; and (iii) the Board be authorized to do all such acts and things and execute all such documents, including under seal where applicable, as the Board considers necessary or desirable to give effect to the Share Consolidation(s) and the transactions contemplated thereby, including fixing the exact ratio within the Range and the exact effective date of the Share Consolidation(s) and instructing the registered agent and/or the transfer agent of the Company (as the case may be) to complete the necessary corporate records and filings to reflect the Share Consolidation(s).

☐ FOR ☐ AGAINST ☐ ABSTAIN

Proposal 6: By a resolution of members that the chairman of the EGM be and hereby is authorized to adjourn the EGM to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the EGM, there are not sufficient votes to approve Proposal One to Proposal Five above.

☐ FOR ☐ AGAINST ☐ ABSTAIN

Note: In her discretion, the proxy is authorized to vote upon any other matters which may properly come before the Extraordinary General Meeting, or any adjournment or postponement thereof.

(TO BE SIGNED ON REVERSE)

MAGIC EMPIRE GLOBAL LIMITED
Extraordinary General Meeting
Immediately following the Class B Meeting, on July 22, 2026
(Immediately following the Class B Meeting, Eastern Time, on July 21, 2026)

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS.

The undersigned hereby appoints Sze Hon Johnson Chen as proxy with full power of substitution, to represent and to vote as set forth herein all the ordinary shares of Magic Empire Global Limited which the undersigned is entitled to vote at the Extraordinary GeneralMeeting of Shareholders and any adjournments or postponements thereof, as designated below.

If no designation is made, the proxy, when properly executed, will be voted "FOR" Proposal 1, 2, 3, 4, 5, and 6.

Electronic Delivery of Future Proxy Materials: If you would like to reduce the costs incurred by Magic Empire Global Limited in mailing materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via email or the internet. To sign up for electronic delivery, please vote online and once your vote is cast you will have the option to enter your email information, or if submitting via Mail please provide your email address below and check here to indicate you consent to receive or access proxy materials electronically in future mailings for this issuer:

Email Address:____ ☐

Date	Signature	Signature, if held jointly
____________________	______________________________	______________________________

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.

To change the address on your account, please check the box at right and indicate your new address. ☐

* SPECIMEN * AC:ACCT999